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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D/A Under the Securities Exchange Act of 1934 (Amendment No. 3)*

TC PipeLines, LP (Name of Issuer)
Common Units (Title of Class of Securities)
87233Q 10 8 (CUSIP Number)
Ronald J. Turner 110 Turnpike Road, Suite 203 Westborough, Massachusetts 01581 (508) 871-7046 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
March 23, 2005 (Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box ☐.

        Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

        *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

        CUSIP No.        87233Q 10 8

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of above person
TransCanada Corporation

2.	Check the Appropriate Box if a Member of a Group (See Instructions)		(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)
Not Applicable

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)		☐

6.	Citizenship or Place of Organization
Canada

Number of shares	7.	Sole Voting Power
beneficially owned
by each reporting		2,109,306 Common Units of TC PipeLines, LP
person with
	8.	Shared Voting Power
-0-

	9.	Sole Dispositive Power
2,109,306 Common Units of TC PipeLines, LP (indirectly through TransCanada PipeLines Limited, TransCan Northern Ltd. and TC PipeLines GP, Inc.)

	10.	Shared Dispositive Power
-0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
2,109,306 Common Units of TC PipeLines, LP

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		☐

13.	Percent of Class Represented by Amount in Row (11)
12.1%

14.	Type of Reporting Person
HC, CO

SCHEDULE 13D/A

        CUSIP No.        87233Q 10 8

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of above person
TransCanada PipeLines Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)		(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)
Not Applicable

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)		☐

6.	Citizenship or Place of Organization
Canada

Number of shares	7.	Sole Voting Power
beneficially owned
by each reporting		2,109,306 Common Units of TC PipeLines, LP
person with
	8.	Shared Voting Power
-0-

	9.	Sole Dispositive Power
2,109,306 Common Units of TC PipeLines, LP (indirectly through TransCan Northern Ltd. and TC PipeLines GP, Inc.)

	10.	Shared Dispositive Power
-0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
2,109,306 Common Units of TC PipeLines, LP

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		☐

13.	Percent of Class Represented by Amount in Row (11)
12.1%

14.	Type of Reporting Person
HC, CO

SCHEDULE 13D/A

        CUSIP No.        87233Q 10 8

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of above person
TransCan Northern Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)		(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)
Not Applicable

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)		☐

6.	Citizenship or Place of Organization
Delaware

Number of shares	7.	Sole Voting Power
beneficially owned
by each reporting		2,109,306 Common Units of TC PipeLines, LP
person with
	8.	Shared Voting Power
-0-

	9.	Sole Dispositive Power
2,109,306 Common Units of TC PipeLines, LP (indirectly through TC PipeLines GP, Inc.)

	10.	Shared Dispositive Power
-0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
2,109,306 Common Units of TC PipeLines, LP

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		☐

13.	Percent of Class Represented by Amount in Row (11)
12.1%

14.	Type of Reporting Person
HC, CO

\

SCHEDULE 13D/A

        CUSIP No.        87233Q 10 8

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of above person
TC PipeLines GP, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)		(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)
Not Applicable

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)		☐

6.	Citizenship or Place of Organization
Delaware

Number of shares	7.	Sole Voting Power
beneficially owned
by each reporting		2,109,306 Common Units of TC PipeLines, LP
person with
	8.	Shared Voting Power
-0-

	9.	Sole Dispositive Power
2,109,306 Common Units of TC PipeLines, LP

	10.	Shared Dispositive Power
-0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
2,109,306 Common Units of TC PipeLines, LP

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		☐

13.	Percent of Class Represented by Amount in Row (11)
12.1%

14.	Type of Reporting Person
HC, CO

Item 1.    Security and Issuer

        This Amendment No. 3 (the "Amendment") to Schedule 13D/A is being filed by TransCanada Corporation, a Canadian public company, TransCanada PipeLines Limited, a Canadian corporation, TransCan Northern Ltd., a Delaware corporation and TC PipeLines GP, Inc., a Delaware corporation, to amend the Schedule 13D that was filed on August 9, 2002, as amended by Amendment No. 1 filed on August 13, 2003, and Amendment No. 2 filed on August 3, 2004. This statement relates to the common units representing limited partner interests (the "Common Units") of TC PipeLines, LP, a Delaware limited partnership (the "Partnership"), which has its mailing address at 110 Turnpike Road, Suite 203, Westborough, Massachusetts 01581 and the principal executive offices at 450 1st Street SW, Calgary, Alberta, Canada, T2P 5H1.

Item 2.    Identity and Background

        Annex D is hereby amended and restated as attached hereto.

Item 4.    Purpose of Transaction

        Through a secondary public offering completed on March 23, 2005, TransCan Northern Ltd. sold all of its 2,800,000 Common Units of TC PipeLines, LP and TC PipeLines GP, Inc. sold 700,000 of its 2,809,306 Common Units of TC PipeLines, LP pursuant to an underwriting agreement with Citigroup Global Markets Inc. and Lehman Brothers Inc. As a result, as of March 23, 2005, by virtue of TC PipeLines GP, Inc.'s remaining ownership of 2,109,306 Common Units, TransCanada Corporation is deemed to beneficially own 2,109,306 Common Units, which constitute approximately 12.1% of the 17,500,000 issued and outstanding Common Units. TC PipeLines GP, Inc., an indirect wholly owned subsidiary of TransCanada Corporation, continues to hold all of the 2% general partner interest in TC PipeLines, LP.

Item 5.    Interest in Securities of the Company

  (a)
  As of the date hereof, TC PipeLines GP, Inc. beneficially owns, and TransCan Northern Ltd. and TransCanada PipeLines Limited own indirectly through TC PipeLines GP, Inc., 2,109,306 Common Units, representing approximately 12.1% of the 17,500,000 interest and outstanding Common Units. The directors and executive officers of each of the Reporting Persons disclaim any beneficial ownership of the Common Units owned by TC PipeLines GP, Inc.

  (b)
  The number of Common Units as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or direct the disposition for the Reporting Persons is set forth on the cover pages of this Statement on Schedule 13D/A, and such information is incorporated herein by reference. Neither the directors nor the executive officers of each of the Reporting Persons individually have the power to vote or direct the vote of, or dispose or direct the disposition of, Common Units deemed beneficially owned by the Reporting Persons, or to dispose of or direct the disposition of, or receive or direct the receipt of, distributions with respect to such Common Units. TransCanada Corporation, by virtue of its ownership of TransCanada PipeLines Limited and TransCan Northern Ltd., the sole stockholder of TC PipeLines GP, Inc., has the sole power to elect the board of directors of TC PipeLines GP, Inc., however, all decisions regarding Common Units owned by TC PipeLines GP, Inc. are within the exclusive authority of the board of directors of TC PipeLines GP, Inc.

  (c)
  On March 23, 2005, TransCan Northern Ltd. sold 2,800,000 Common Units of TC PipeLines, LP and TC PipeLines GP, Inc. sold 700,000 Common Units of TC PipeLines, LP pursuant to an underwriting agreement dated March 17, 2005 with Citigroup Global Markets Inc. and Lehman Brothers Inc. (the "Underwriting Agreement"). The sale was effected under the shelf registration statement of TC PipeLines, LP filed with the SEC on January 11, 2005. The price per Common Unit was $37.04. There have been no other reportable transactions with respect to the Common Units within 60 days of the date hereof by the Reporting Persons.

  (d)
  The Reporting Persons have the right to receive distributions from, and the proceeds from the sale of, the respective Common Units reported by such persons on the cover pages of this Statement on Schedule 13D/A.

  (e)
  Not applicable.

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

        Pursuant to the Underwriting Agreement, TransCanada PipeLines Limited, TransCan Northern Ltd., TC PipeLines GP, Inc., TC PipeLines, LP, TC PipeLines Intermediate Limited Partnership and TC Tuscarora Intermediate Limited Partnership have agreed that they will not, without the prior written consent of Citigroup Global Markets Inc. and Lehman Brothers Inc., offer, sell, contract to sell, pledge, or otherwise dispose of any Common Units or any securities convertible into, or exercisable, or exchangeable for, Common Units, or publicly announce an intention to effect any such transaction, for a period of 90 days after March 17, 2005 (the "Lock-up Period"). However, TC PipeLines, LP may grant restricted units or options to purchase Common Units under the Partnership's Long-Term Incentive Plan. In addition, each executive officer and director of TC PipeLines GP, Inc. has executed and delivered to the Underwriters a letter dated March 17, 2005, in which they agree that they will not, without the prior written consent of Citigroup Global Markets Inc. and Lehman Brothers Inc., offer, sell, contract to sell, pledge or otherwise dispose of any Common Units or any securities convertible into, or exercisable, or exchangeable for, Common Units, during the Lock-up Period, other than Common Units disposed of as bona fide gifts approved by Citigroup Global Markets Inc. and Lehman Brothers Inc. Under certain circumstances, the Lock-up Period may be extended by eighteen days.

        The Underwriting Agreement is filed as an exhibit to this Schedule 13D/A and is hereby incorporated by reference into this Item 6.

Item 7.    Material to be filed as Exhibits

        Exhibit A: Joint Filing Agreement, dated August 13, 2003, hereby incorporated by reference from Amendment No. 1 to Schedule 13-D dated August 1, 2003.

Signature

        After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: March 31, 2005	TransCanada Corporation
/s/ ALBRECHT W. A. BELLSTEDT
	Name:	Albrecht W. A. Bellstedt
	Title:	Executive Vice-President, Law and General Counsel
/s/ RHONDDA E. S. GRANT
	Name:	Rhondda E. S. Grant
	Title:	Vice-President Communications and Corporate Secretary
TransCanada PipeLines Limited
/s/ ALBRECHT W. A. BELLSTEDT
	Name:	Albrecht W. A. Bellstedt
	Title:	Executive Vice-President, Law and General Counsel
/s/ RHONDDA E. S. GRANT
	Name:	Rhondda E. S. Grant
	Title:	Vice-President Communications and Corporate Secretary
TransCan Northern Ltd.
/s/ MAX FELDMAN
	Name:	Max Feldman
	Title:	Vice-President
/s/ RHONDDA E. S. GRANT
	Name:	Rhondda E. S. Grant
	Title:	Secretary
TC PipeLines GP, Inc.
/s/ MARYSE C. ST.-LAURENT
	Name:	Maryse C. St.-Laurent
	Title:	Secretary
/s/ AMY W. LEONG
	Name:	Amy W. Leong
	Title:	Controller

Schedule I

Name	State of Incorporation or Formation	Business Address
TransCanada Corporation	Canada	TransCanada Tower 450 - 1st Street SW Calgary, Alberta, Canada T2P 5H1 Phone: (403) 920-2000
TransCanada PipeLines Limited	Canada	TransCanada Tower 450 - 1st Street SW Calgary, Alberta, Canada T2P 5H1 Phone: (403) 920-2000
TransCan Northern Ltd.	Delaware	TransCanada Tower 450 1st Street SW Calgary, Alberta, Canada T2P 5H1 Phone: (403) 920-2000
TC PipeLines GP, Inc.	Delaware	110 Turnpike Road Suite 203 Westborough, Massachusetts 01581 Phone: (508) 871-7046

Appendix D

Executive Officers and Directors of TC PipeLines GP, Inc.

        Each of the persons listed below is a Canadian citizen and an employee of TransCanada PipeLines Limited, other than Jack F. Jenkins-Stark and David L. Marshall, who are United States citizens. The principal business address of each executive officer and director of TC PipeLines, GP, Inc., of each such person is as follows:

Name	Office	Principal Business Address
Ronald J. Turner	President, Chief Executive Officer and Director	450-1 Street SW Calgary, Alberta, Canada T2P 5H1
Russell K. Girling	Chief Financial Officer and Director	450-1 Street SW Calgary, Alberta, Canada T2P 5H1
Max Feldman	Vice-President	450-1 Street SW Calgary, Alberta, Canada T2P 5H1
Wendy L. Hanrahan	Vice-President	450-1 Street SW Calgary, Alberta, Canada T2P 5H1
Donald R. Marchand	Vice-President, Treasurer	450-1 Street SW Calgary, Alberta, Canada T2P 5H1
Ronald L. Cook	Vice-President, Taxation	450-1 Street SW Calgary, Alberta, Canada T2P 5H1
Amy W. Leong	Controller	450-1 Street SW Calgary, Alberta, Canada T2P 5H1
Maryse C. St.-Laurent	Secretary	450-1 Street SW Calgary, Alberta, Canada T2P 5H1
Steven D. Becker	Vice-President, Business Development	450-1 Street SW Calgary, Alberta, Canada T2P 5H1
Walentin Mirosh	Independent Director	450-1 Street SW Calgary, Alberta, Canada T2P 5H1
Jack F. Jenkins-Stark	Independent Director	3003 Tasman Drive Santa Clara, California, U.S.A. 95054
David L. Marshall	Independent Director	997 Wander Way Incline Village, Nevada, U.S.A. 89451
Albrecht W.A. Bellstedt[1]	Director	450-1 Street SW Calgary, Alberta, Canada T2P 5H1

Name	Office	Principal Business Address
Kristine L. Delkus	Director	450-1 Street SW Calgary, Alberta, Canada T2P 5H1

1Mr. Bellstedt, who served as a trustee of Atlas Cold Storage Income Trust until June 24, 2004, was subject to an Ontario Securities Commission cease trade order issued in respect of all insiders of Atlas Cold Storage Income Trust for the period of December 2003 to April 2004.

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SCHEDULE 13D/A
SCHEDULE 13D/A
SCHEDULE 13D/A
SCHEDULE 13D/A
Signature
Schedule I
Appendix D